Water Technologies for a Better Life




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BWT





SHAREHOLDER-INFORMATION for the 1st quarter 04

www.bwt-group.com

BWT

BWT back on growth course – significant increase in sales and earnings during first quarter

After the decline in sales and earnings posted in the 2003 financial year, BWT – Best Water Technology Group – already generated very pleasing growth again in the first quarter of the new financial year. The Aqua Systems Technology segment, which was characterised by the weak orders situation in the semiconductor industry, managed to approach break-even due to a considerable increase in order intake. On this basis, the Management Board expects a clear improvement in sales and earnings for the financial year 2004 as a whole.

Sales: € 113.3 million, +15.7% y.o.y.

In the first quarter of 2004, the BWT Group increased consolidated group sales by 15.7% from € 97.9 million to € 113.3 million. The service and replacement parts business contributed strongly to this growth, representing 17.3 % of the Group's total sales in the first quarter of 2004 (previous year: 14.7%).

The Aqua Ecolife Technologies segment grew by 17.7% to € 74.7 million, the Aqua Systems Technologies segment by 10% to € 37.8 million. In the Fuel Cell Membrane Technologies segment, a turnover of € 0.8 million was achieved.

Sales 1st quarter 2004 by business segment (in € million)



Aqua Ecolife Technologies (AET) 74.7 (65.9%)
Fuel Cell Membrane Technologies (FCMT) 0.8 (0.7%)
Aqua Systems Technologies (AST) 37.8 (33.4%)

Sales in € million	1st quarter 2004	1st quarter 2003	+/- %
Aqua Ecolife Technologies (AET)	74.7	63.4	+17.7%
Aqua Systems Technologies (AST)	37.8	34.4	+10.0%
Fuel Cell Membrane Technologies (FCMT)	0.8	0.1	X
Total	**113.3**	**97.9**	**+15.7%**

The sales increase in the AET segment was mainly due to the first-time consolidation of HOH, which was acquired in mid-2003, with a turnover of € 8.2 million, as well as from the sustained positive development in France and a strong first quarter in Germany. Apart from the HOH acquisition, the AET segment achieved almost 5% organic growth. In Germany, the sales increase was based primarily on the Group's standard products and a newly developed process for the demanganisation of mineral water.

For the first time in three years, the Aqua Systems Technologies segment (AST) experienced growth again with industrial and municipal drinking water, process water and waste water treatment plants. A large part of the 10% sales increase was generated by Christ, where particularly the previously weak semiconductor division profited from considerable new orders. Also Goema AG, which is active in the industrial process and waste water division, doubled its operating result, while Aqua Engineering and Christ Kennicott remained behind the previous year's first quarter figures.

In the Fuel Cell Membrane Technologies business segment, Fumatech, which manufactures and distributes membranes, achieved a turnover of € 0.8 million in the first three months of 2004 (previous year: € 0.1 million).

Order book level: € 128.0 million, +2.3% y.o.y.

Order intake: € 136.5 million, +30.8% y.o.y.

The order book level of the BWT Group as at 31 March 2004 was € 128.0 million, representing a growth of 2.3% y.o.y.. Order intake developed very pleasingly in the first quarter, increasing by 30.8% to € 136.5 million, against € 104.4 million in the previous year. In the AET segment, order intake went up by 22% to € 83.3 million, in the AST segment order intake rose even by 44.9% to € 52.3 million. This development was characterised by significant orders from the semiconductor industry and the pharmaceutical industry, where respective increases of 150% and 90% were generated. On the other hand, order intake in the power sector and recycling solutions lagged behind those of the previous year.

EBIT € 6.7 million, +38.0% y.o.y.

The significant improvement in the operating result of the AST segment led to a growth of 38.0% in EBIT (result from operating activities) of the BWT Group from € 4.7 million to € 6.7 million. Due to a still slightly negative EBIT from HOH, the AET segment increased by only 1.5% to € 7.3 million, the reduction in the negative operating result in the AST segment arises from the turnaround of Christ, which already achieved break-even in the first quarter. The loss in the FCMT segment was further reduced due to increasing sales.

EBIT development by business segment:

EBIT in € million	1st quarter 2004	1st quarter 2003	+/- %
Aqua Ecolife Technologies (AET)	7.348	7.236	+1.5%
Aqua Systems Technologies (AST)	-0.460	-1.967	+76.6%
Fuel Cell Membrane Technologies (FCMT)	-0.192	-0.404	+52.5%
Aqua Finance (AFI)	0.023	0.005	+360.0%
Total	**6.719**	**4.870**	**+38.0%**

The cost of materials increased from 43.4% to 45.2% of sales. In contrast, personnel costs fell from 31.3% to 30.9%, and other operating expenses and income decreased from 16.8% to 14.9% of sales. Group EBIT was 5.9% of sales in comparison with 5.0% in the previous year.

Consolidated earnings € 3.8 million, +31.3% on the previous year

The financial result saw an improvement of 13.6% to € -0.6 million, resulting in earnings before tax of € 6.1 million, 46.7% up on the previous year. The consolidated tax ratio went up from 28% in the previous year to 37% in the first quarter 2004. At € 3.8 million, earnings after tax were 28.6% up on the previous year's figure of € 2.9 million. The consolidated earnings after minorities rose by 31.3% to € 3.8 million, earnings per share were € 0.21 (previous year: € 0.16).

Cash flow from result € 7.2 million (previous year: € 6.4 million)

Cash flow from operating activities € 1.1 million (previous year: € 3.8)

Group equity € 128.1 million, 35.4% of the balance sheet total

Gearing improved to 62.1%

Thanks to the increase in consolidated earnings, cash flow from result rose by 12% from € 6.4 million to € 7.2 million, while depreciation remained almost unchanged. The increased working capital due to the higher operating result led to a decline in cash flow from operating activities from € 3.8 million to € 1.1 million. Net debt decreased by 10% from € 88.4 million to € 79.6 million y.o.y., however, it was slightly up in comparison with the end of the 2003 financial year. Nevertheless, gearing improved to 62.1%, reaching a low point since the end of 2000. Group equity improved constantly and reached 35.4% by the end of the first quarter. (31 December 2003: 34.7%)

Investments in fixed assets € 1.7 million (previous year: € 1.4 million)

In the first 3 months of 2004, the BWT Group invested a total of € 1.7 million in fixed assets, about 21% above the figure for the previous year. The most important projects concerned the establishment of a modern customer service center at BWT in Germany as well as the further modernisation of IT equipment.

Number of employees as at 31. 3. 2004: 2,717 employees

The number of employees in the BWT Group rose to a total of 2,717 by the end of the first quarter 2004. A year ago, 2,454 people were employed and on 31 December 2003, the number of employees was 2,688. As at 31 March 2004, 1,955 employees (previous year: 1,706) were employed in the AET segment, 747 (previous year: 731) were employed in the AST segment, and 14 (previous year: 17) were employed in the FCMT segment. The increase over the previous year is attributable to the acquisition of HOH.

Outlook

In the first quarter of the current financial year, the expectations of the Management Board were essentially met. In the AET segment, an organic growth of some 5% was achieved, with sound EBIT margins and additional sales growth due to HOH, which although in the short term has not yet reached the EBIT margins customary in the AET segment, is nevertheless on a consolidation course after the minus of the previous year. The burgeoning of economic hopes in Germany and a sustained positive development on the French market are the basis for additional growth perspectives. Product developments such as an extensive new programme for prevention of Legionella bacteria in drinking and industrial water, as well as modern process methods for mineral water will further reinforce BWT's role as the innovator on the future water treatment market.

The turnaround in the AST segment represents an important goal of the BWT management in 2004. In the semiconductor industry, where order intake in the first quarter has already ensured satisfactory capacity utilisation for most of 2004, it is highly likely that a negative impact on earnings similar to that in the previous year can be avoided. Moreover, the AST segment is focusing strongly on the pharmaceutical industry, which already shows a positive impact. With the acquisition of 74% of the Irish Waterman Purification Ltd - now Christ Waterman - at the end of the first quarter, BWT secured an excellent position in the important pharmaceutical market in Ireland and the UK. Further promising minority participations in the USA and China, which allow local value added necessary for these markets, promote the continued internationalisation of BWT/CHRIST in the industrial water treatment business.

In all business segments the expansion of the service business continues to be intensified. All in all, BWT expects a significant sales increase for the current financial year compared with the previous year, which will lead to a strong increase in earnings. The further reduction of the gearing to below 55% is among the Management´s top goals.

Mondsee, May 2004

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Consolidated profit and loss account for the 1st quarter 2004

in € 1000's	1st quarter 2004 Amount	%	1st quarter 2003 Amount	%	+/- %
SALES	113,279,9	100.0	97,928.8	100.0	15.7
Other operating income	913.8	0.8	1,142.9	1.2	-20.0
Changes in inventory of finished and unfinished products	1,412.4	1.2	-1,254.7	-1.3	-212.6
Other capitalised labour, overheads and material	168.5	0.1	57.8	0.1	191.5
Cost of materials	-52,613.1	-46.4	-41,271.1	-42.1	27.5
Personnel costs	-34,963.5	-30.9	-30,640.6	-31.3	14.1
Depreciation of fixed assets	-2,710.0	-2.4	-2,658.7	-2.7	1.9
Depreciation of goodwill	-778.4	-0.7	-756.0	-0.8	3.0
Other operating expenses	-17,990.8	-15.9	-17,678.6	-18.1	1.8
RESULT FROM OPERATING ACTIVITIES	6,718.8	5.9	4,869.8	5.0	38.0
Financial result	-646.8	-0.6	-761.7	-0.8	-15.1
Income from group companies	35.9	0.0	55.0	0.1	X
EARNINGS BEFORE TAX	6,107.9	5.4	4,163.1	4.3	46.7
Taxes on income	-2,269.0	-2.0	-1,177.3	-1.2	92.7
EARNINGS AFTER TAX	3,838.9	3.4	2,985.8	3.0	28.6
Income from minority shareholders	-46.1	0.0	-98.0	-0.1	-53.0
RESULT FROM ORDINARY BUSINESS ACTIVITIES	3,792.8	3.3	2,887.8	2.9	31.3
CONSOLIDATED EARNINGS	3,792.8	3.3	2,887.8	2.9	31.3
Earnings per share (in €)	0.21		0.16		31.3
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	1st quarter 2004 Sales	EBIT	%	1st quarter 2003 Sales	EBIT	%
Aqua Ecolife Technologies	74,685	7,348	9.8	63,436	7,236	11.4
Aqua Systems Technologies	37,833	-460	-1.2	34,404	-1,967	-5.7
Fuel Cell Membrane Technologies	762	-192	x	89	-404	x
Aqua Finance	0	23	x	0	5	x
BWT Group	**113,280**	**6,719**	**5.9**	**97,929**	**4,870**	**5.0**

Consolidated balance sheet

in € 1000's	As at 31. 3. 2004	As at 31. 12. 2003
ASSETS		
Goodwill from consolidation	43,866.8	44,645.2
Other intangible assets	9,896.3	10,294.3
Tangible assets	68,515.3	69,000.8
Financial assets	6,667.5	6,660.9
Fixed assets	128,945.9	130,601.2
Inventories	52,709.2	52,000.2
Receivables	149,776.3	140,357.8
Liquid funds	16,493.7	16,327.7
Current assets	218,979.2	208,685.7
Deferred taxes and prepaid expenses	14,106.1	12,781.1
TOTAL ASSETS	**362,031.2**	**352,068.0**

in € 1000's	As at 31. 3. 2004	As at 31. 12. 2003
LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	94,195.8	90,431.2
Difference from currency translation	-989.7	-1,056.6
Equity	128,135.4	124,303.9
Minority interests	935.7	860.4
Provisions for severance payments and pensions	23,441.5	23,515.1
Deferred taxes	9,878.5	8,680.2
Other accruals	27,195.4	35,101.7
Accruals	60,515.4	67,297.0
Long-term interest-bearing financial liabilities	43,930.6	44,635.8
Short-term interest-bearing financial liabilities	52,171.5	49,970.7
Trade liabilities	42,886.0	34,413.8
Other liabilities	32,631.5	27,628.7
Liabilities	171,619.6	156,649.0
Deferred income	825.1	2,957.7
TOTAL LIABILITIES	**362,031.2**	**352,068.0**

Group cash flow

in € 1000's	1st quarter 2004	1st quarter 2003
Liquid funds as of 1 January	16,327.7	19,506.5
Cash flow from result	7,164.9	6,395.8
Changes in working capital	-6,090.8	-2,636.2
Cash flow from operating activities	1,074.1	3,759.6
Cash flow from investment activities	-1,846.8	-757.7
Cash flow from financing activities	871.8	-1,003.1
Other (currency changes etc.)	66.9	-527.9
Liquid funds as of 31 March	16,493.7	20,977.4

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Difference from currency translation	Total
As of 31 December 2003	**17,833.5**	**17,095.8**	**90,431.2**	**-1,056.6**	**124,303.9**
Consolidated earnings	0.0	0.0	3,792.8	0.0	3,792.8
Dividend payment	0.0	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	0.0	66.9	66.9
Receivables from minority interests	0.0	0.0	-28.2	0.0	-28.2
As of 31 March 2004	**17,833.5**	**17,095.8**	**94,195.8**	**-989.7**	**128,135.4**

in € 1000's	Share capital	Capital reserve	Retained earnings	Difference from currency translation	Total
As of 31 December 2002	**17,833.5**	**17,095.8**	**87,040.1**	**1,427.2**	**123,396.6**
Consolidated earnings	0.0	0.0	2,887.8	0.0	2.887.8
Dividend payment	0.0	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	0.0	-527.9	-527.9
Receivables from minority interests	0.0	0.0	35.3	0.0	35.3
As of 31 March 2003	**17,833.5**	**17,095.8**	**89,963.2**	**899.3**	**125,791.8**

Financial Calendar 2004:

Annual General Meeting	28 May 2004, 10:00 am, Schloss Mondsee
Ex-dividend date	4 June 2004
Dividend payment date	11 June 2004
Letter to Shareholders II/2004	13 August 2004
Letter to Shareholders III/2004	19 November 2004

Information and inquiries:
Investor Relations & Group Communications
Sabine Ohler
Phone +43/6232/5011-1113, Fax +43/6232/5011-1191
E-mail: investor.relations@bwt.at

www.bwt-group.com